November 19, 2004

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington D.C.  20549

Attn:	Linda van Doorn
William Demarest

Re:	Watson Wyatt & Company Holding Form 10-K for the year ended June 30, 2004
File No. 001-16159

Dear Ms. Doorn and Mr. Demarest:

We are submitting this letter in response to your letter, dated October 29, 2004, to John Haley, President and Chief Executive Officer of Watson Wyatt & Company Holdings (the Company).  The responses set forth below correspond to each numbered paragraph in your letter.

In connection with our response, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission  from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year Ended June 30, 2004, Compared to Fiscal Year Ended June 30, 2003

Revenue, page 29

1.              Advise us and disclose in future filings why consultant time spent customizing administration systems has been excluded from revenue.

The Company’s Technology Solutions Group (TSG) often provides hosting arrangements for company-owned software programs in connection with on-going consulting services to provide clients with various types of actuarial and benefit services.  Ownership of the technology and rights to the related code remains with the Company.  In these types of engagements, there is often the need to tailor or modify our software to meet the defined needs of the project or the client.

We understand that EITF 00-3 provides guidance in this situation as it indicates:

“that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.  Therefore, SOP 97-2 only applies to hosting arrangements in which the customer has such an option.  Arrangements that do not give the customer such an option are service contracts and are outside the scope of SOP 97-2.”

Since our clients do not have the right to take possession of the code for company-owned software programs, such software is considered to be internally developed.  As a result, we do not recognize consulting time revenue from our customization work during the customization phase of an engagement.  Rather, any cash collected in advance of commencement of the hosting is treated as deferred revenue while the costs associated with the customization effort are capitalized in  accordance with SOP 98-1.  Revenue under the contract, together with amortization of the related capitalized customization costs, is recognized throughout the service period.

We will expand and clarify our disclosure in future filings.

Capital Commitments, page 35

2.              In future filings, discuss whether or not you anticipate that the expected increase in expenditures represents a continued upward trend and why.

                        The increase in cash commitments from $24.3 million in fiscal year 2004 to $37.9 million in fiscal year 2005 reflects approximately $10 million of dividends which are being paid for the first time in fiscal year 2005, as well as $6 million in capital expenditures in connection with the relocation of our largest office.  Going forward, we anticipate that our capital expenditures will approximate $30 million per year.  We will clarify this point in future filings.

Off-Balance Sheet Arrangements and Contractual Obligations

Guarantees, page 36

Affiliate Agreements

3.              In future filings, clarify what is meant by Watson Wyatt LLP’s option to return the leased space. Is the Company guaranteeing Watson Wyatt LLP’s lease payments to a third-party, or is the Company sub-letting the space to Watson Wyatt LLP?

In connection with our alliance with Watson Wyatt LLP (WWLLP) in 1995, the Company’s then existing lease of office space in London was terminated and a new lease was entered into by WWLLP.  The new lease expires in 2015 and the obligations of WWLLP to the landlord under the new lease were guaranteed by the Company.

The Company also entered into two option agreements with WWLLP with respect to the leased space.  One option agreement provides WWLLP with the right to require the Company to accept a sublease of two floors of the leased space upon any termination of the alliance.  The second option agreement provides WWLLP with the right to assign the entire lease to the Company on or after December 25, 2009.  We will adjust our disclosure to clarify the facts as described above.

Consolidated Financial Statements

Consolidated Statements of Operations

4.              Please supplementally advise us if you have recognized any revenue as a result of the sale of software or technology products in connection with your consulting engagements. If so, what consideration have you given to Rule 5-03 of Regulation S-X, which requires the amount of product revenue recognized to be stated separately.

While the Company in its 10-K speaks of technology products and services, in each case we are referring to the provision of Company-owned software for which we provide hosting arrangements, as discussed in our response to Question 1.  We do not have revenue as the result of the sale of software or technology products.

Notes to Consolidated Financial Statements

Note I - Summary of Significant Accounting Policies

5.              Expand your disclosure in future filings to discuss when revenue is recognized under both fixed fee and time and materials engagements. For fixed fee engagements, disclose if you recognize revenue based upon the percentage of completion, achievement of certain milestones, or other method. Also disclose how billable rates are determined, if the terms of contracts can be changed and whether or not you have historically experienced cost overruns.  These disclosures should also be added to the discussion of revenue recognition in the MD&A.

We will expand our revenue recognition disclosure in future filings in order to indicate the following:

•                  Revenue is recognized on both time-and-materials and fixed fee engagements when hours are worked.

•                  For fixed fee engagements, which span multiple months, revenue is based upon the percentage of completion method.  As we note in our response to Question 6, we periodically assess our estimates to complete on our contract work.

•                  Individual consultants’ billing rates are principally based on salary and compensation costs.  We believe, therefore, that there is a direct correlation between cost incurred and the underlying billing rates incurred as work progresses.

•                  The terms of our contracts with clients are fixed and determinable and can only be changed based on agreement of both parties.  Contracts are written such that, in the unexpected event that the customer cancels a contract, the Company gets paid for work performed through cancellation.

•                  We have experienced certain cost overruns on a periodic basis, typically in relation to customization of systems as discussed in our response to Question 1.  It is rare, however, for these overruns to result in overall project losses.  We recognize a loss on an engagement when estimated revenue to be received for that engagement is less than the total estimated costs associated with the engagement.  Losses are recognized in the period in which the loss becomes probable and the amount of the loss is reasonably estimable.

6.              Supplementally advise us why significant engagements in the Technology Solutions Group are the only projects that are periodically reviewed for estimates to complete.

We typically perform our more detailed reviews as estimates to complete for our TSG contracts, as other arrangements are recurring, highly predictable and any of the isolated overruns/changes are easily identified and captured on an individual project basis.

We typically have fixed fee contracts in the following categories:

a)              Annual, recurring projects — Projects, typically in our Benefits Group, for which we have not historically experienced losses due to many years of continued service and our ability to accurately estimate the anticipated level of effort.  Given the straightforward nature of an engagement, the project manager and financial staff are able to identify, as the project status is reviewed and bills are prepared monthly, the rare occasion when cost overruns could lead to the recording of a loss accrual.

b)             Projects of short duration — Many of our projects in our Human Capital Group practice are for short duration (less than 3 months) and for small dollar amounts.  As with our annual recurring projects, we have had the ability to accurately estimate the level of effort and have not experienced losses. Monthly reviews of the project status enable the project manager and financial staff to identify cost overruns that would lead to the recording of a loss accrual.

c)              Non-recurring, system projects — Projects within TSG tend to be more complex, to incur changes in scope as the project progresses and to be longer term projects. We evaluate, at least quarterly, and more often as needed, project managers’ estimates to complete to assure that the project’s current status is properly accounted for.

7.              We note that you develop various software programs and technologies for clients in conjunction with your consulting services. Supplementally advise us how you have evaluated the provisions of SOP 97-2 for engagements that involve the licensing, selling or leasing of your software products.

As noted in our response to Question 1, the Company provides hosting arrangements for company-owned software programs in connection with on-going consulting services to provide clients with various types of actuarial and benefit services.  Since ownership of the technology and rights to the related code remain with the company and do not transfer to our clients, accounting for these software programs falls outside the scope of SOP 97-2, consistent with the guidance of EITF 00-3.

Foreign Currency Translation, page 52

8.              You state that gains and losses from foreign currency transactions are recognized currently in the Consolidated Statements of Operations. However, there is no indication as to which line item includes this. Revise in future filings to clarify.

Gains or losses on foreign currency transactions are included in the “Occupancy, communications and other” line of our Consolidated Statement of Operations.  We will clarify the location of these gains/losses in future filings.  The Company has experienced losses on foreign currency totaling $1.5 million, $0.2 million and $0.7 million in fiscal years 2004, 2003 and 2002, respectively.

Note 2 - Initial Public Offering and Common Stock, page 55

9.              Explain to us why the number of shares repurchased in April 2004 and the related dollar amount do not match the Consolidated Statement of Changes in Stockholders’ Equity.

Our disclosure in Note 2 reflected solely the 830,802 shares repurchased in our April 2004 tender offer whereas the Consolidated Statement of Equity reflects purchases made on a year-to-date-basis and therefore includes an additional 510,900 shares repurchased during the first three quarters of fiscal year 2004.

Note 4- Investments in Affiliates, page 56

10.       In your discussion of variable interest entities, you state that FIN 46(R) requires consolidation by the primary beneficiary where there is a controlling financial interest in a variable interest entity. This definition appears to contradict paragraph 2 of FIN 46(R), since one of the characteristics of a VIE is that equity investors lack a controlling interest. Please revise the disclosure as necessary.

We agree with the staff.  We will align our description of FIN 46(R) in future filings with the description found in Note 1 on page 50 of the Company’s 10-K for the year ended June 30, 2004 in order to avoid a perceived contradiction with the definition in paragraph 2 of FIN 46(R).

11.       Note 4 states that the Company has evaluated each of its equity investments under FIN 46(R). Clarify to us whether any of the Company’s consolidated subsidiaries or affiliates, such as Wellspring or GRS, have been evaluated under FIN 46(R).

We have evaluated under FIN 46(R) our consolidated subsidiaries as listed in Exhibit 21 of the 10-K for the year ended June 30, 2004, all of our affiliates as listed in Note 4 of the same 10-K and both Wellspring and GRS and believe that our accounting and disclosure is in compliance with the pronouncement.

Note 6 - Retirement Benefits, page 58

12.       Explain to us why the reconciliation beginning and ending balances of projected benefit obligation includes settlements, while the reconciliation for fair value of plan assets does not.

For the fiscal year ending June 30, 2004, there was a FAS 88 settlement event due to the sum of the cumulative fiscal year lump sum payments exceeding the sum of the year’s service and interest costs.  In this situation, it is our understanding that FAS 88, paragraph 3, would characterize the cash payments to be a “settlement” and, for this reason, the cash payments under the U.S. non-qualified plan have been included in the settlements line of the reconciliation of the beginning and ending projected benefit obligation.  Since the Non-Qualified plan has no plan assets, there can be no “settlement” as defined in pension literature, and therefore we felt that the entire amount presented in the reconciliation of the fair value of plan assets is best classified as benefit payments to plan participants.

Note 10 - Employee Stock Plans and Equity

Dividends, page 72

13.       Please expand your disclosure in future filings to include the pertinent provisions of your debt covenants that restrict the payment of dividends. Also disclose the amount of retained earning or net income that is restricted or free of restrictions. Refer to Rule 4-08 of Regulation S-X.

In response to your question, we have re-reviewed our debt covenants and, after further discussion with our bankers, have concluded that the payment of dividends and our retained earnings are not restricted by our debt covenants.  We will be sure to correct the corresponding disclosure in future filings.

Note 12 - Income Taxes, page 74

14.       Identify to us the change in accounting method that resulted in the adjustment to deferred income tax assets in 2003.

The change in accounting method is the adjustment related to changing from the cash method of accounting to the accrual method of accounting when we went public in October 2000.  Personal service corporations are allowed to use the cash method of accounting.  When we performed our initial public offering, we no longer satisfied the personal service corporation test and, therefore  were required to switch to the accrual method of accounting.  Section 481 of the Internal Revenue Code requires that the cumulative difference in the methods be included in income over a four year period beginning in the year of the method change.  Fiscal year 2004 was the final income year to reflect the method change.

Note 13 - Segment Information, page 76,

15.       In the reconciliation of information reported by segment to the consolidated amounts, you refer to differences in allocation methods. Supplementally explain to us and disclose in future filings what causes these differences.

Depreciation, general and administration, pension, and medical costs are allocated to our segments based on budgeted expenses determined at the beginning of the fiscal year as management believes that these costs are largely uncontrollable to the segment.  To the extent that the actual expense base upon which allocations are made differs from the forecast/budget amount, a reconciling item will be created between internally allocated expenses and the actual expense that we report for GAAP purposes.  We will enhance our future filings to better explain the cause of the differences due to allocations.

16.       Supplementally advise us of the nature of the net valuation differences in the reconciliation of segment receivables to consolidated assets.

It is our understanding that FAS 131 paragraph 29 requires us to reflect those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.  Paragraph 32 then requires a reconciliation between the assets provided to the chief operating decision maker and our consolidated assets.  “Total segment receivables,” which reflects the receivable balances used by management to make business decisions, are included for management reporting purposes net of deferred revenues — cash collections and invoices generated in excess of revenue recognized in the segment revenues.  For GAAP purposes, we reclassify deferred revenues as liabilities on our consolidated balance sheets.

Note 14 - Commitments and Contingent Liabilities, page 79

17.       Under the subheading “Legal Proceedings,” you disclose that all pending claims will not have a material effect on the Company. However, you also disclose that you are still investigating the claim relating to the “Client Demand Letter,” which seeks damages of $35 million.  Paragraph 10 of SFAS 5 requires disclosures for all contingencies, for which there is at least a reasonable possibility that a loss may have been incurred, regarding the estimated loss, or possible range of losses, or that an estimate cannot be made relating to each disclosed proceeding. Tell us what consideration you gave to the disclosure requirements of paragraph 10 of SFAS 5.

We reserve for commitments and contingent liabilities based on FAS 5 when it is determined that a liability is probable and reasonably estimable.  In the “Risk Management” section of MD&A, we indicate that our self-insured retention, and consequently our potential loss, associated with the referenced legal claims is no more than $1 million per claim, regardless of the amount of the claim.

With regards to the Client Demand Letter, we continue to assess the reasonableness of the claim and plan to meet with our client’s counsel to discuss their basis for the claim.  While we have disclosed the nature of the contingency and damages as outlined by the client in their letter, we are unable to reasonably estimate the possibility of loss or range of possible losses without further knowledge that we hope to obtain from our conversation with the client’s counsel.

Note 16 - Discontinued Operations, page 81

18.       Clarify the nature of the guarantees of the Wellspring leases. For example, are there guarantees of the residual value of leased assets or are all guarantees related to the payment of rent?

In the fourth quarter of fiscal year 1998, the Company entered into an agreement with State Street Bank and Wellspring by which Wellspring redeemed the Company’s 50% interest in Wellspring effective April 1, 1998.  The nature of our involvement with Wellspring is now limited to our guarantee of leases that existed prior to April 1, 1998.

Guarantees of the Wellspring leases are for leased office premises only — the Company would be responsible for the lease payments in the event that Wellspring vacates the leased space.  At this time, all space is fully occupied by the successor to Wellspring and the Company is incurring no obligation related to those leases.

19.       Clarify as to whether the Wellspring leases are included in the Company’s disclosure of Contractual Cash Obligations on page 35. If the Wellspring leases are not in the disclosure of lease commitments, clarify to us the basis for their exclusion.

Based upon our review of the SEC’s FR 67 “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations” Section II B.4., we are of the understanding that contingent liabilities and commitments should not be included on the table out of concern for the potential ommission of important details that would aid the reader in understanding the unlikely impact to the Company.  Since our guarantee of the Wellspring leases does not represent a direct cash obligation, we have not included it in the Contractual Cash Obligations table but have provided disclosure concerning this guarantee on the following page in accordance with FIN 45.

20.       In future filings further disclose the terms of the sub-leases and indicate how long the positive cash flow is expected to last.

The sub-leases represent approximately 20% of the leased space covered by our guarantee of the Wellspring leases.  Our current assessment is that the positive cash flow from the sub-leases will continue until they expire in December 2006.  We will revise future filings to include this information.

21.       Supplementally explain to us and expand your disclosure of the discontinued operations of Wellspring. Indicate whether the entity has been wound down or whether the Company sold its interest in Wellspring to another entity.

In the fourth quarter of fiscal year 1998, the Company entered into an agreement with State Street  Bank and Wellspring by which Wellspring redeemed the Company’s 50% interest in Wellspring effective April 1, 1998.  Following the redemption of the Company’s interest in Wellspring, Wellspring has continued to operate as a wholly-owned subsidiary of State Street.  We believe that we have publicly disclosed in our 10-Qs and 10-Ks in subsequent years all relevant activity regarding our dealings with Wellspring.  At this point, the nature of our involvement with Wellspring has been limited to our guarantee of leases that existed prior to April 1, 1998.

Note 18 - Professional Consultants Insurance Company (PCIC) Other Non-operating Gain, page 82

22.       Expand upon the disclosure of the Company’s relationship with PCIC and the obligation to PCIC.  Factors to consider include:

•                  The determination of which obligations to PCIC are liabilities and which are requirements for capital funding.

•                  The amount of the Company’s obligation prior to the credit.

•                  A description of the causes of PCIC’s historical loss experience (i.e. the reasons that the obligation existed).

•                  Discuss how and why PCIC received benefits from the stop loss policy.

•                  Discuss how the allocation of benefits from the stop loss policy to the

Company was determined. For example, was this based on ownership percentage or the amount of premiums to be paid?

We will incorporate the following information into our disclosure in future filings regarding

PCIC:

•                   PCIC is a captive insurance company registered in the state of Vermont owned by us and two other professional services firms.  The member companies make equity investments to PCIC as necessary in order for PCIC to comply with capital requirements under Vermont law.

Annual premiums paid by the Company are expensed ratably over the policy period of each fiscal year.  Prior to July 1, 2003, the first $5 million of coverage had a premium structure which provided that the captive insurance company would recover from the firm defending the claim approximately 75% of any loss up to $5 million.  Premiums were established by PCIC based on expected losses.  To the extent PCIC’s actual losses exceeded premiums paid, the Company would record a liability, as recovery by PCIC of such excess losses would occur through insurance premiums in subsequent years.  Subsequent to July 1, 2003, PCIC still utilizes a retrospectively rated policy and recovers through its premium structure the amounts it expects to pay out for member companies in claims losses, continuing the loss sharing formula whereby 75% of the losses incurred by PCIC with respect to each member are incorporated in the member’s future premium charges, and will increase such member’s premium by approximately a like amount over the next five years.  On a quarterly basis, the Company evaluates, pursuant with its agreement with PCIC and through inquiry with PCIC, if any liability should be accrued.  PCIC bases premium calculations, which are determined annually based on experience through March of each year, on relative risk of the various lines of business performed by each of the owner companies, past claim experience of each owner company, growth of each of those companies, industry risk profiles in general and the overall insurance markets.

•                  The amount of the Company’s obligation to PCIC prior to the credit was $5.6 million.

•                  The Company’s obligation to PCIC resulted from actual PCIC losses relative to the Company’s claims exceeding premiums paid by the Company, as recovery by PCIC of such excess losses would occur contractually through insurance premiums in the subsequent years.  As of June 30, 2003, the Company’s balance sheet reflected a liability to PCIC for $5.6 million resulting from such excess losses.

•                  PCIC, in order to limit its consolidated risk, purchased an aggregate stop loss policy from a third party reinsurer.  The stop loss policy provided for recovery by PCIC itself of all losses beyond a specific threshold.  This threshold was exceeded in the first half of calendar year 2003, thereby providing PCIC with a benefit in the amount of the loss experienced in excess of the threshold.

•                  On July 9, 2003, the Board of Directors of PCIC, a captive insurance company of which we own 34.8 percent, decided to pass on to each of its owners a credit in their 2003-04 policy year in connection with benefits received from an aggregate stop loss insurance policy entered into by PCIC.  PCIC’s Board of Directors determined that this credit would be used to offset all or a portion of each insured’s obligation to PCIC for historical loss experience.  Such credit was allocated to each member company based on each company’s individual actual losses experienced.  Such allocation was not based on ownership percentages.

Exhibits

23.       Please explain to us why certifications located at exhibits 31.1 and 31.2 do not directly parallel language specified in Item 601 of Regulation S-K.

This was an oversight on our part.  We have compared our exhibit, as reported, to Item 601 of

Regulation S-K.  Our exhibit will directly parallel the language in Item 601 in future filings, including our 10-Q for the first quarter of fiscal year 2005 filed on November 9, 2004.

24.       Item 601 of Regulation S-K also requires the Company’s Code of Ethics to be included as an exhibit in form 10-K. On page 17, you mention that you have adopted a Code of Business Conduct and Ethics. Explain to us why this has not been included as an exhibit.

It is our understanding that Item 601 of Regulation S-K provides that disclosure of the code of ethics required by Item 406 of Regulation S-K may be satisfied through the filing of an exhibit, but it is only one of three methods to satisfy the requirements.

It is also our understanding that Item 406 provides that the code of ethics must be disclosed by:  (1) filing the code as an exhibit to the company’s annual report; (2) posting the text of the code on the company’s internet website and disclosing, in its annual report, its internet address and the fact that it has posted such code on its website; or (3) stating in the company’s annual report that the code may be provided without charge, upon request, and explain the manner in which such request may be made.

On page 17, we have stated that the Company’s Code of Business Conduct and Ethics is posted on our website and provided the Company’s internet address.  We have also stated that the Code is also available without charge from our Investor Relations department and provided our corporate headquarters’ address.

We believe we have addressed all of your comments.  Please contact me at (202) 715-7056 if you wish to discuss any of our responses.

Very Truly Yours,

/s/ Carl D. Mautz

Carl D. Mautz

Chief Financial Officer

Watson Wyatt & Company Holdings

cc:	Brian Lane, Esq.
Walter W. Bardenwerper, Esq.
Hong Nguyen, Esq.
Peter L. Childs, Controller